HAWTHORN BANCSHARES, INC.
132 East High Street, Box 688
Jefferson City, Missouri 65102
June 30, 2025
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Madeleine Joy Mateo

Re:	Hawthorn Bancshares, Inc. Registration Statement on Form S-3 File No. 333-288274
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Hawthorn Bancshares, Inc., a Missouri corporation (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-288274) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on July 2, 2025, or as soon as practicable thereafter.
The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Scott Gootee of Stinson LLP at (816) 691-3263 or scott.gootee@stinson.com and that such effectiveness also be confirmed in writing.

Respectfully,
HAWTHORN BANCSHARES, INC. By: /s/ Chris E. Hafner Name: Chris E. Hafner Title: Chief Financial Officer
cc:          Scott Gootee, Stinson LLP